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                                                 HUNTON & WILLIAMS LLP
                                                 RIVERFRONT PLAZA, EAST TOWER
                                                 951 EAST BYRD STREET
                                                 RICHMOND, VIRGINIA 23219-4074

                                                 TEL 804 - 788 - 8200
                                                 FAX 804 - 788 - 8218

                                                 FILE NO: 48066.182

October 15, 2004


VIA EDGAR

Mr. Geoffrey M. Ossias
United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C.  20549

    RE: EQUITY INNS, INC.
        POST-EFFECTIVE AMENDMENT NO. 2 TO FORM S-3 FILED OCTOBER 8, 2004 REGISTRATION NO. 333-117421

Dear Mr. Ossias:

As counsel to Equity Inns, Inc., a Tennessee corporation (the "Company"), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the "Securities Act"), Post-Effective Amendment No. 3 ("Amendment No. 3") to the Company's Registration Statement on Form S-3 (File No. 333-117421) (the "Registration Statement"), and the Company's responses to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the Staff's letter to Mr. Phillip H. McNeill, Sr. of the Company, dated October 14, 2004.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your October 14, 2004 comment letter, and is followed by the corresponding response of the Company.

We have provided to you a courtesy copy of this letter and two courtesy copies of Amendment No. 3 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Post- Effective Amendment No. 2 to the Registration Statement filed with the Commission on October 8, 2004. Such changes have been made in response to the Staff's comments. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Throughout this letter, the words "Company" or "Equity Inns" refer to Equity Inns, Inc. and its consolidated subsidiaries, unless otherwise stated or the context requires otherwise.

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Mr. Geoffrey Ossias
October 15, 2004
Page 2

Recently enacted and proposed changes in securities laws and regulations...page
5

1. We note your response to prior comment 1 and reissue the comment. Your description of this risk factor is still generic. Please delete or revise to describe the specific risks to your company.

Management's Response:

The Company has deleted the risk factor in response to the Staff's comment.

We may have difficulty implementing in a timely manner the internal controls...page 5

2. We note your response to the fourth bullet point contained in prior comment 2. We further note from your response to prior comment 3 that your "scoping" process is already complete, that you have begun to test your internal control systems, and that you expect preliminary SAS 70 results from your management companies in the "near term." In light of this progress, we fail to understand why you consider yourself to be at risk of failing to comply with Section 404. Please revise to explain in detail the basis of your belief or delete this generic risk factor. In revising your disclosure, please explain what you have discovered during your control review that has led you to believe that there exists a material risk of non-compliance.

Management's Response:

The Company has deleted the risk factor in response to the Staff's comment and advises the Staff that it has not discovered any material risks in connection with its Section 404 control review.

3. In the event you retain this risk factor, please make it clear that your inability to obtain reports or institute controls on a timely basis means your controls would be considered ineffective for purposes of Section 404. Here and in the body of this risk factor you continue to treat separately issues related to the filing of a late report and the effectiveness of your controls. These issues are in fact related.

Management's Response:

The Company has deleted the risk factor in response to the Staff's comment 2.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8638.


                                            Very truly yours,


                                            /s/ David C. Wright

                                            David C. Wright

cc: Mr. Phillip H. McNeill, Sr.
    Mr. Howard A. Silver
    Mr. J. Mitchell Collins